EXHIBIT 99.1

Foremost Lithium Announces $10 Million Application for the Government of Canada’s Critical Mineral Infrastructure Fund

  The Critical Mineral Infrastructure Fund (CMIF) is a $1.5B Government of Canada fund to support the development and expansion of Canada’s critical mineral industry
  Foremost Lithium is applying under Stream 1 which supports mineral projects pre-construction to develop their sites to achieve shovel ready status
  Foremost has garnered substantial support from the community, industry stakeholders and municipal and provincial governments

VANCOUVER, British Columbia, Feb. 28, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announced that it has submitted a $10 million proposal for the Government of Canada’s Critical Mineral Infrastructure Fund (“CMIF”) – a $1.5 billion fund to support clean energy and transportation infrastructure projects necessary to enable the sustainable development and expansion of critical minerals in Canada. The CMIF provides for two eligible streams of funding with Stream 1 being preconstruction and project development activities, and Stream 2 being infrastructure deployment activities.

Foremost Lithium’s proposal under Stream 1 is intended to provide an enhanced transportation corridor in Manitoba’s resource rich Snow Lake region. The Company’s application, if successful, is expected to enable Foremost to build a 9.5KM road from its Jean Lake and Zoro Property, connecting it to an existing roadway, as well as to make much needed improvements to enhance current access routes. This will provide a reliable route to transport lithium, gold, nickel and timber while concurrently helping to realize tremendous economic potential in the area. Infrastructure investments are key to creating jobs, supporting a strong economy, and building greener, more resilient communities. Necessary improvements to current resource roads will not only serve for transportation of ore and timber but are also crucial links for rural communities.

        Pic 1. Proposed Road Improvement and Expansion

“I’m very grateful for all the support we have received for this application from industry stakeholders, the community, and municipal and provincial governments. We realize that this project has the potential to promote significant economic growth and foster investment, not only for Foremost Lithium, but other resource and local stakeholders in the region as well,” stated Jason Barnard, President and CEO of Foremost Lithium. “We will continue to engage with the industry, local communities, the Manitoba government and other organizations to develop strong economic partnerships. We feel positive, if this application is successful, that it has the potential to create a significant impact for our Company, its shareholders, and the northern Manitoba resource community at large.”

Next Steps

Foremost’s DSO (Direct Ship Ore) strategy is where bulk ore is blasted from the ground and shipped directly to a mine, then transformed into concentrate prior to shipping, providing an opportunity to potentially fast-track a revenue stream pre-mine. The Company has started the preliminary planning, permitting and engagement processes necessary to move towards its next phase - shovel ready. With potential future government funding for the proposed project, Foremost anticipates it will then be able to start building necessary infrastructure to facilitate extraction.

Foremost’s application is timely given Canada has seen notable recent press coverage in the critical minerals sector. On February 5, 2024, it was announced that Canada claimed the top spot in BloombergNEF’s global ranking of the 30 countries on track to develop secure, reliable, and sustainable supply chains for lithium-ion batteries, outranking China for the first time. Additionally, on February 13, 2024, Canada’s Natural Resources and Energy Minister, Jonathan Wilkinson, announced plans to accelerate critical mineral mining permitting processes, as well as provide for additional funding, in an effort to bolster the Canadian energy sector.

The application deadline for the Critical Mineral Infrastructure Fund is February 29, 2024.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c263b4b2-f842-4a36-aaf3-9275913a1e2f